UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    [ ] Form 10-K and Form 10-KSB           [   ] Form 10-Q and Form 10-QSB

                          [   ] Form 20-F     [X  ] Form 11-K            [   ] Form N-SAR

For Period Ended: December 31, 2001

[  ] Transition Report on Form 10-K    [  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K    [  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________

PART I - REGISTRANT INFORMATION

United Bancshares, Inc.

(Full Name of Registrant)

100 S. High Street

(Address of Principal Executive Office

(Street and Number)

Columbus Grove, Ohio 45830

(City, State and Zip Code)

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reasons causing the inability to file timely as described in reasonable detail in Part III of this form could not be eliminated by the Company without unreasonable effort or expense;

[X]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,

              Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[  ]   (c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

United Bancshares, Inc.’s (“UBI”) accountants along with its third party provider, Hardy Financial Co.,  were not able to provide the annual return of an employee benefit plan (Form 5500) for the UBI ESOP with 401(k) provision for filing with the Form 11-K by the June 30, 2002 due date.  Accordingly, UBI was unable to file the Form 11-K by the due date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Brian D. Young

(419)

659-2141

(Name)

(Area Code)

(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no, identify report(s). [X] YES [  ] NO

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [  ] YES [X] NO  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2002                         By:

/s/ Brian D. Young

Brian D. Young, Chief Financial Officer